SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 2)

                              TIMET Capital Trust I
                           Titanium Metals Corporation
                            (Name of Subject Company)

                                   Valhi, Inc.
                       (Names of Filing Persons (Offeror))

        6 5/8% Convertible Preferred Securities of TIMET Capital Trust I Convertible Preferred Securities Guarantee of Titanium Metals Corporation
                         (Title of Class of Securities)

                             887381408 and 887381309
                      (CUSIP Number of Class of Securities)

                                Steven L. Watson
                      President and Chief Executive Officer
                                   Valhi, Inc.
                              Three Lincoln Centre
                          5430 LBJ Freeway, Suite 1700
                               Dallas, Texas 75240
                                 (972) 233-1700
                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                    Copy to:
                               Don M. Glendenning
                                 Toni Weinstein
                            Locke Liddell & Sapp LLP
                          2200 Ross Avenue, Suite 2200
                               Dallas, Texas 75201
                                 (214) 740-8000

                            CALCULATION OF FILING FEE

Transaction Value *                                       Amount of Filing Fee**
    $10,000,000                                                   $2,000

* Estimated for purposes of calculating the amount of the filing fee only. Calculated by multiplying the $10.00 tender offer price by 1,000,000, the maximum amount of securities to be purchased in the offer.

**   Calculated as 1/50 of 1% of the transaction value.

|X|  Check  the  box if any  part  of the  fee is  offset  as  provided  by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:   $2,000                 Filing Party:  Valhi, Inc.
     Form or Registration No.:  Schedule TO           Date Filed:    May 5, 2003

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

|X|  third-party tender offer subject to Rule 14d-1.

|_|  issuer tender offer subject to Rule 13e-4.

|_|  going-private transaction subject to Rule 13e-3.

|_|  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

     This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed on May 5, 2003, as amended by Amendment No. 1 thereto filed on May 16, 2003 (as amended, the "Schedule TO") by Valhi, Inc., a Delaware corporation ("Purchaser"). The Schedule TO relates to the offer by Purchaser to purchase up to 1,000,000 6 5/8% Convertible Preferred Securities, Beneficial Unsecured Convertible Securities, liquidation preference $50 per security (the "Securities"), which represent undivided beneficial ownership interests in the assets of TIMET Capital Trust I, a Delaware statutory business trust (the "Trust"), at a purchase price of $10.00 per Security, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 5, 2003 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which were attached to the Schedule TO as Exhibits (a)(1) and (a)(2) (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The Securities include the associated guarantee by Titanium Metals Corporation, a Delaware corporation ("TIMET"). Capitalized terms used and not otherwise defined herein shall have the meanings assigned to them in the Offer to Purchase or the Schedule TO.

Item 4. Terms of the Transaction.

     Item 4 of the Schedule TO is hereby amended and supplemented to include the following information:

     The fifth bullet point of Section 11 of the Offer to Purchase on page 20 is amended and restated to read in its entirety as follows:

          o "there shall have occurred, exist or be likely to occur or exist any event or series of events or condition that, in Purchaser's sole judgment, (a) could prohibit, prevent, restrict or delay consummation of the Offer; (b) could have material significance with respect to the value of the Securities; or (c) could materially and adversely affect Purchaser's and its subsidiaries' business, assets, condition (financial or otherwise), income, operations or prospects or stock ownership, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of Purchaser's business;"

Item 6. Purposes of the Transaction and Plans or Proposals.

     Item 6 of the Schedule TO is hereby amended and supplemented to include the following information:

     Section 10 of the Offer to Purchase on page 19 is amended to add the following as the second paragraph of such Section:

          "Purchaser did not base its determination of the terms of the Offer on any third-party appraisal or valuation. Purchaser established the terms of the Offer without any arms-length negotiation. Purchaser does not know whether the Per Security Amount reflects the value that would be realized upon a sale of the Securities to another party. Security holders may be able to obtain a higher price for their Securities now or in the future from another party. Purchaser also considered the highly cyclical nature of TIMET's business as described above, and relied on its own judgment to determine the Per Security Amount. Purchaser further considered its own financial position and prospects and potential alternative uses for its cash, and Purchaser's general assessment of the risk of, and potential return on, an investment in the Securities. Based on these considerations, Purchaser determined to offer to pay $10.00 per Security in the Offer."

Item 12. Material to Be Filed as Exhibits.

(a)(1)    Offer to Purchase dated May 5, 2003.*

(a)(2)    Form of Letter of Transmittal.*

(a)(3)    Form of Notice of Guaranteed Delivery.*

(a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*

(a)(6) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(7)    Press Release issued by Purchaser on May 5, 2003.*

(b)       None.

(d)(1) Intercorporate Services Agreement between TIMET and NL Industries, Inc., effective as of January 1, 2002 (incorporated by reference to Exhibit 10.3 to NL Industries, Inc.'s Quarterly Report on Form 10-Q for the quarter ended March 31, 2002).

(d)(2) Intercorporate Services Agreement between TIMET and Tremont Corporation, effective as of January 1, 2002 (incorporated by reference to Exhibit 10.2 to TIMET's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002).

(d)(3) Shareholders' Agreement, dated February 15, 1996, among TIMET, Tremont Corporation, IMI plc, IMI Kynoch Ltd., and IMI Americas, Inc.
          (incorporated by reference to Exhibit 2.2 to Tremont Corporation's Current Report on Form 8-K (File No. 1-10126) filed with the Securities and Exchange Commission on March 1, 1996).

(d)(4) Amendment to the Shareholders' Agreement, dated March 29, 1996, among TIMET, Tremont Corporation, IMI plc, IMI Kynoch Ltd. and IMI Americas, Inc. (incorporated by reference to Exhibit 10.30 to Tremont Corporation's Annual Report on Form 10-K (File No. 1-10126) for the year ended December 31, 1995).

(d)(5) Amended and Restated Declaration of Trust of TIMET Capital Trust I, dated as of November 20, 1996, among Titanium Metals Corporation, as Sponsor, JP Morgan Chase Bank (f/k/a The Chase Manhattan Bank), as Property Trustee, Chase Manhattan Bank (Delaware), as Delaware Trustee and Joseph S. Compofelice, Robert E. Musgraves and Mark A. Wallace, as Regular Trustees (incorporated by reference to Exhibit 4.2 to TIMET's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 5, 1996.)

(d)(6) Form of 6 5/8% Convertible Preferred Securities (incorporated by reference to Exhibit 4.4 to TIMET's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 5, 1996).

(d)(7) Convertible Preferred Securities Guarantee, dated as of November 20, 1996, between TIMET, as Guarantor, and JP Morgan Chase Bank (f/k/a The Chase Manhattan Bank), as Guarantee Trustee (incorporated by reference to Exhibit 4.7 to TIMET's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 5, 1996).

(d)(8) Indenture for the 6 5/8% Convertible Subordinated Debentures, dated as of November 20, 1996 among TIMET and JP Morgan Chase Bank (f/k/a The Chase Manhattan Bank), as Trustee (incorporated by reference to
          Exhibit 4.3 to TIMET's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 5, 1996).

(g)       None.

(h)       None.

* Incorporated by reference to the Schedule TO filed by Purchaser on May 5, 2003.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 23, 2003                   VALHI, INC.


                                       By: /s/ Steven L. Watson
                                           -----------------------------------
                                           Steven L. Watson
                                           President and Chief Executive Officer

                                  EXHIBIT INDEX

Exhibit No.

(a)(1)    Offer to Purchase dated May 5, 2003.*

(a)(2)    Form of Letter of Transmittal.*

(a)(3)    Form of Notice of Guaranteed Delivery.*

(a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*

(a)(6) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(7)    Press Release issued by Purchaser on May 5, 2003.*

(b)       None.

(d)(1) Intercorporate Services Agreement between TIMET and NL Industries, Inc., effective as of January 1, 2002 (incorporated by reference to Exhibit 10.3 to NL Industries, Inc.'s Quarterly Report on Form 10-Q for the quarter ended March 31, 2002).

(d)(2) Intercorporate Services Agreement between TIMET and Tremont Corporation, effective as of January 1, 2002 (incorporated by reference to Exhibit 10.2 to TIMET's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002).

(d)(3) Shareholders' Agreement, dated February 15, 1996, among TIMET, Tremont Corporation, IMI plc, IMI Kynoch Ltd., and IMI Americas, Inc.
          (incorporated by reference to Exhibit 2.2 to Tremont Corporation's Current Report on Form 8-K (File No. 1-10126) filed with the Securities and Exchange Commission on March 1, 1996).

(d)(4) Amendment to the Shareholders' Agreement, dated March 29, 1996, among TIMET, Tremont Corporation, IMI plc, IMI Kynoch Ltd. and IMI Americas, Inc. (incorporated by reference to Exhibit 10.30 to Tremont Corporation's Annual Report on Form 10-K (File No. 1-10126) for the year ended December 31, 1995).

(d)(5) Amended and Restated Declaration of Trust of TIMET Capital Trust I, dated as of November 20, 1996, among Titanium Metals Corporation, as Sponsor, JP Morgan Chase Bank (f/k/a The Chase Manhattan Bank), as Property Trustee, Chase Manhattan Bank (Delaware), as Delaware Trustee and Joseph S. Compofelice, Robert E. Musgraves and Mark A. Wallace, as Regular Trustees (incorporated by reference to Exhibit 4.2 to TIMET's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 5, 1996.)

(d)(6) Form of 6 5/8% Convertible Preferred Securities (incorporated by reference to Exhibit 4.4 to TIMET's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 5, 1996).

(d)(7) Convertible Preferred Securities Guarantee, dated as of November 20, 1996, between TIMET, as Guarantor, and JP Morgan Chase Bank (f/k/a The Chase Manhattan Bank), as Guarantee Trustee (incorporated by reference to Exhibit 4.7 to TIMET's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 5, 1996).

(d)(8) Indenture for the 6 5/8% Convertible Subordinated Debentures, dated as of November 20, 1996 among TIMET and JP Morgan Chase Bank (f/k/a The Chase Manhattan Bank), as Trustee (incorporated by reference to
          Exhibit 4.3 to TIMET's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 5, 1996).

(g)       None.

(h)       None.

* Incorporated by reference to the Schedule TO filed by Purchaser on May 5, 2003.